EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Nine Months Ended September 30, 2017
Fixed charges:
Interest expense*	$129
Estimated interest portion of rents	32

Total fixed charges	$161

Income:
Income from continuing operations before income taxes	$539
Fixed charges	161

Adjusted income	$700

Ratio of income to fixed charges	4.35

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.